Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
International Steel Group Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-111868) on Form S-8 of International Steel Group Inc. of our report dated March 9, 2004, with respect to the consolidated balance sheets of International Steel Group Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2003 and the period from inception, February 22, 2002, through December 31, 2002 and the related financial statement schedule, which report appears in the December 31, 2003, annual report on Form 10-K of International Steel Group Inc.

/s/ KPMG LLP

Cleveland, Ohio
March 11, 2004